 **BANC OF CALIFORNIA**

Year End 2013
Earnings Presentation

March 13, 2014

Forward-looking Statements

When used in this presentation and in documents filed with or furnished to the Securities and Exchange Commission (the "SEC"), in press releases or other public shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "believe," "will," "should," "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," "plans," or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date made. These statements may relate to future financial performance, strategic plans or objectives, revenue, expense or earnings projections, or other financial items of Banc of California Inc. and its affiliates ("BANC," the "Company," "we," "us" or "our"). By their nature, these statements are subject to numerous uncertainties that could cause actual results to differ materially from those anticipated in the statements.

Factors that could cause actual results to differ materially from the results anticipated or projected include, but are not limited to, the following: (i) risks that the Company's recently completed acquisitions, including the acquisitions of The Private Bank of California, CS Financial, Inc., and The Palisades Group, may disrupt current plans and operations, the potential difficulties in customer and employee retention as a result of the transactions and the amount of the costs, fees, expenses and charges related to the transactions; (ii) continuation or worsening of current recessionary conditions, as well as continued turmoil in the financial markets; (iii) the credit risks of lending activities, which may be affected by further deterioration in real estate markets and the financial condition of borrowers, may lead to increased loan and lease delinquencies, losses and nonperforming assets in our loan portfolio, and may result in our allowance for loan and lease losses not being adequate to cover actual losses and require us to materially increase our loan and lease loss reserves; (iv) the quality and composition of our securities and loan portfolios; (v) changes in general economic conditions, either nationally or in our market areas; (vi) continuation of the historically low short-term interest rate environment, changes in the levels of general interest rates, and the relative differences between short- and long-term interest rates, deposit interest rates, our net interest margin and funding sources; (vii) fluctuations in the demand for loans and leases, the number of unsold homes and other properties and fluctuations in commercial and residential real estate values in our market area; (viii) results of examinations of us by regulatory authorities and the possibility that any such regulatory authority may, among other things, require us to increase our allowance for loan and lease losses, write-down asset values, increase our capital levels, or affect our ability to borrow funds or maintain or increase deposits, which could adversely affect our liquidity and earnings; (ix) legislative or regulatory changes that adversely affect our business, including changes in regulatory capital or other rules; (x) our ability to control operating costs and expenses; (xi) staffing fluctuations in response to product demand or the implementation of corporate strategies that affect our work force and potential associated charges; (xii) errors in our estimates in determining fair value of certain of our assets, which may result in significant declines in valuation; (xiii) the network and computer systems on which we depend could fail or experience a security breach; (xiv) our ability to attract and retain key members of our senior management team; (xv) costs and effects of litigation, including settlements and judgments; (xvi) increased competitive pressures among financial services companies; (xvii) changes in consumer spending, borrowing and saving habits; (xviii) adverse changes in the securities markets; (xix) earthquake, fire or other natural disasters affecting the condition of real estate collateral; (xx) the availability of resources to address changes in laws, rules or regulations or to respond to regulatory actions; (xxi) inability of key third-party providers to perform their obligations to us; (xxii) changes in accounting policies and practices, as may be adopted by the financial institution regulatory agencies or the Financial Accounting Standards Board or their application to our business or final audit adjustments, including additional guidance and interpretation on accounting issues and details of the implementation of new accounting methods; (xxiii) war or terrorist activities; and (xxiv) other economic, competitive, governmental, regulatory, and technological factors affecting our operations, pricing, products and services and the other risks described in this report and from time to time in other documents that we file with or furnish to the SEC. You should not place undue reliance on forward-looking statements, and we undertake no obligation to update any such statements to reflect circumstances or events that occur after the date on which the forward-looking statement is made.

Key Accomplishments in 2013

1. **Completed acquisition of The Private Bank of California, CS Financial, and The Palisades Group, and the disposition of eight non-core branches**

2. **Merged subsidiary banks under a national bank charter**
   - Implemented new core banking system and core mortgage loan origination system
   - Launched consolidated data warehouse
   - Name change to Banc of California NA

3. **Exceptional organic growth**
   - Organic* deposit growth of $1.5 billion and total deposit growth of $1.6 billion (123% YoY)
   - Organic** loan growth of $1.4 billion and total loan growth of $1.8 billion (132% YoY)
   - RIA Assets Under Advisory grew by over $1.6 billion

4. **Efficiently funded growth issuing approximately $150 million of new capital**

5. **Improving operating efficiencies by investments in technology and on-going implementation of cost reduction program**

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*   Organic deposit growth includes all deposit growth other than deposits acquired or disposed of as part of a whole bank acquisition or branch sale.
** Organic loan growth includes all loan growth other than loans acquired as part of a whole bank acquisition.

Recent Updates

1. **Approval of Financial Holding Company Election in January 2014**
   - Banking subsidiaries must be well capitalized and well managed and have satisfactory record of meeting community credit needs
   - Holding Company must be well capitalized and well managed

2. **Streamlining of Senior Management Positions at Bank Post 3Q13**
   - Chief Executive Officer and President (11/13, Steven Sugarman assumed roles)
   - Chief Financial Officer (3/14, Ron Nicolas to assume role)
   - Chief Lending Officer (3/14, Jeff Seabold assumed role)
   - Chief Credit Officer (3/14, Hugh Boyle assumed role)
   - Chief Administration Officer (10/13, Richard Herrin assumed role)
   - Chief Accounting Officer (3/14, Nathan Duda to assume role)

3. **Addition of New Origination Teams Post 3Q13**
   - Multi-Family and CRE Lending team led by Tom Senske. First funding occurred in February.
   - FHA 203K SFR Renovation Lending team led by Jim Fraser. First funding targeted for 2Q.
   - Additional team lift outs targeted

2013 Merger and Acquisition Updates

	Banc of California NA[1]	The Palisades Group LLC[2]
Assets / Assets Under Advisement[3]	$3.6 billion	$1.6 billion
Net Revenue	$200 million	$9 million
Expenses	($165 million)	($7 million)
Pre-Tax, Pre-Provision Profits	**$35 million**	**$2 million**
Provisions	$8 million	NA
Pre-Tax Profits	**$27 million**	**$2 million**
Average Assets[3]	$2.8 billion	$0.8 billion
ROAA[3] (pre-tax)	**1.0%**	**0.3%**
Average Equity	$286 million	$0.3 million
ROAE (pre-tax)	**9.5%**	**~600%**

- Banc of California NA was the result of the merger of PacTrust Bank, Beach Business Bank and The Private Bank of California during 2013. Numbers provided are the consolidated results for Banc of California NA during 2013

- The Palisades Group was acquired by Banc of California, Inc. in 4Q13. Income Statement numbers are pro forma 4Q13 annualized

(1) Banc of California, N.A. Call Report as of December 31, 2013.
(2) Palisades is 4Q annualized.
(3) Assets are inclusive of assets and/or assets under advisement.

Consolidated Pre-Tax Financials – 2013

	Banc of California Inc.[1]
Total Assets including Under Advisement[2]	$4.5 billion
Net Revenue	$194 million
Expenses	($179 million)
Pre-Tax, Pre-Provision Profits	**$15 million**
Provisions	$8 million
Pre-Tax Profits	**$7 million**
Average Assets	$2.8 billion
ROAA (pre-tax)	**0.3%**
Average Equity	$265 million
ROAE (pre-tax)	**2.8%**

- Consolidated pre-tax, pre-provision earnings increased 32% year over year. This compares to growth in the number of average shares outstanding of approximately 30%

- Ongoing expense reductions focus on mortgage business and overlapping senior leadership structure

- Includes holding company interest and operating expenses of $20 million

(1) Consolidated Company results.
(2) Assets are inclusive of assets and assets under advisement.

Taxes and Accounting Updates – 2013

Taxes

1. Effective tax rate of 99% in 2013 reduces net income to $79k

2. Full DTA valuation allowance of $17.3 million as of 12/31/13 resulting in elevated effective tax rate
   - Full valued DTA $.86 per share of book value
   - VA of $17.3 million increased $8.9 million from 12/31/12

3. DTA valuation allowance will reverse with future profits

Accounting

1. Moved approximately $500 million of jumbo SFR production to HFS from HFI. HFS valuation based on lower of cost or market

2. ALLL impacted by HFS classification
   - ALLL transferred with loans to HFI resulting in a reduction in the cost basis for the transferred loans
   - ALLL no longer applicable to newly originated HFS jumbo SFR loans

Expense Reduction Initiative

1. **Efficiency ratio at bank was under 65%[(1)] in 4Q13 (inclusive of non-recurring costs and benefits), but still much work to be done.**

2. **Ongoing expense reduction efforts continue to focus on mortgage banking operations in overlapping senior leadership**
   - Mortgage banking initiative has implemented significant cost reductions, including reduction of 250+ FTE and 8 underperforming LPOs since 12/1/2013. Estimated annual savings of over $10 million.
   - Recently announced elimination of overlapping bank/holdco leadership offices nearing completion. Estimated annual savings of over $2 million.

3. **Additional operating efficiencies from automation and continued technology advances**
   - Platform Initiative focusing on servicing software, automated commission systems, pipeline tracking system, core subsystems and consolidation of accounting systems

(1) Exclusive of mortgage banking activities.

Loan Portfolio[1]

$ in millions

Loan Type	Dec'12	Sep'13	Dec'13	% of Total	YoY % Inc
Residential	**$750**	**$1,920**	**$2,000**	**63%**	**167%**
Conforming (flow)	110	260	190	6%	73%
Jumbo (non-flow)	580	870	1,050	33%	81%
Seasoned	60	790	760	24%	1167%
Commercial	**$610**	**$1,040**	**$1,160**	**37%**	**90%**
Commercial (C&I)	80	250	290	9%	263%
Commercial Real Estate	340	480	530	17%	56%
Multi-Family	110	130	140	5%	27%
Specialties / Other	80	180	200	6%	150%
Total	**$1,360**	**$2,960**	**$3,160**	**100%**	**132%**

- Commercial loans exceed $1 billion and one-third of balance sheet

- Traditional mortgage banking activities utilizing 6% of balance sheet

- Team lift outs to increase Commercial Lending, with initial focus on multi-family loans

(1) Rounded to the nearest $10M for balances.

2013 Loan Originations[1]

$ in millions

Loan Type	4Q13	FY 2013[2]	4Q13 to Total
Residential	**$930**	**$3,620**	**26%**
Conforming (flow)	550	1,940	28%
Jumbo (non-flow)	380	830	46%
Seasoned	-	850	0%
Commercial	**$220**	**$390**	**56%**
Commercial (C&I)	60	90	67%
Commercial Real Estate	100	190	53%
Multi-Family	30	50	60%
Specialties / Other	30	60	50%
Total	**$1,150**	**$4,010**	**29%**

- Over $1 billion in originations during 4Q through bank's retail channels

- Commercial loan growth accelerated during 4Q led by C&I lending

- Loan growth increasing diversity of bank's balance sheet

- Business lines acquired as part of the acquisition of The Private Bank of California are seeing loan activity increase post acquisition

(1) Rounded to the nearest $10M for balances.
(2) Includes purchased loans, but excludes loans acquired in whole bank acquisitions.